Exhibit 16.1

October 20, 2005

Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Commissioners:

We were previously the independent registered public accounting firm for World Monitor Trust II – Series F and, under date of March 25, 2005, we reported on the financial statements of World Monitor Trust II – Series F as of December 31, 2004 and for the year ended December 31, 2004. On October 18, 2005, we were dismissed as the independent registered public accounting firm by the Board of Directors of Preferred Investment Solutions Corp., the Managing Owner of World Monitor Trust II – Series F. We have read World Monitor Trust II – Series F’s statements included under Item 4 of its Form 8-K dated October 18, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with the statements contained in Item 4.01 (b).

Very truly yours,

/s/ Arthur F. Bell, Jr. & Associates, L.L.C.
Arthur F. Bell, Jr. & Associates, L.L.C.